Exhibit 12.1
Ameren Corporation
Computation of Ratio of Earnings to Fixed Charges
(Thousands of Dollars, Except Ratios)

Nine Months Ended September 30,
2014
Earnings available for fixed charges, as defined:
Net income from continuing operations attributable to Ameren Corporation	$540,979
Income from equity investee	(393)
Distributed income from equity investee	510
Tax expense based on income	356,719
Fixed charges excluding subsidiary preferred stock dividends tax adjustment (a)	291,611
Earnings available for fixed charges, as defined	$1,189,426
Fixed charges, as defined:
Interest expense on short-term and long-term debt (a)	$264,127
Estimated interest cost within rental expense	6,523
Amortization of net debt premium, discount, and expenses	16,128
Subsidiary preferred stock dividends	4,833
Adjust subsidiary preferred stock dividends to pretax basis	3,083
Total fixed charges, as defined	$294,694
Consolidated ratio of earnings to fixed charges	4.04

(a)	Includes net interest related to uncertain tax positions.